(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	SEC File Number: 000-143380
☐ Form 10-D		CUSIP Number: 052769106
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

For Period Ended October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Autodesk, Inc.

Full name of registrant

Former name if applicable

111 McInnis Parkway

Address of principal executive office (Street and number)

San Rafael, CA 94903

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Registrant’s current reports on Forms 8-K filed with the SEC on August 17, 2006 and September 5, 2006, the Audit Committee of the Registrant’s Board of Directors is conducting a review of the Registrant’s stock option grant practices and any related accounting issues, with the assistance of independent outside legal counsel. The Audit Committee is working to complete this review as quickly and thoroughly as possible. The Registrant will not be in a position to file its quarterly report on Form 10-Q for the quarter ended October 31, 2006 until after the completion of the review, which will not occur within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25).

On October 6, 2006, the Registrant reported in a current report on Form 8-K that the Audit Committee had reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain broad-based employee stock option grants issued in the past differ from the recorded grant dates of such awards. As a result, the Audit Committee believes the Registrant will record additional non-cash stock-based compensation expense related to stock option grants, but it is not yet able to determine the amount of such charges or the resulting tax and accounting impact of these actions or whether any historical periods would require restatement. Any additional non-cash stock-based compensation expense recorded will not affect the Registrant’s previously reported cash positions or revenues.

The Registrant plans to become current in its periodic reports required under the Exchange Act of 1934, as amended, following the completion of the Audit Committee’s independent review.

The Audit Committee’s review is ongoing and the conclusions discussed in this form are preliminary. There can be no assurance that the outcome of the review will not result in a change to or restatement of financial results provided by the Registrant for any historical or future period. In addition, the review and possible conclusions have had and may in the future have an impact on the amount and timing of previously awarded stock-based compensation and other additional expenses to be recorded, accounting and tax adjustments to the Registrant’s financial statements for certain periods, and the Registrant’s ability to timely file required reports with the SEC and meet the requirements of the NASDAQ Global Select Market for continued listing of its shares. The stock option grant practices under review and related matters could also lead to potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other regulatory agencies, and negative tax or other implications for the Registrant resulting from any accounting adjustments or other factors.

This form contains forward-looking statements that involve risks and uncertainties, including statements regarding the determinations resulting from the Audit Committee’s preliminary conclusions from its review of the Registrant’s stock option grant practices and related accounting issues. Factors that could cause actual results to differ materially include the final conclusions of the Audit Committee (and the timing of such conclusions) concerning matters relating to the Registrant’s stock option grants and related accounting issues. Further information on potential factors that could affect the Registrant’s results are included in its Form 10-K for the year ended January 31, 2006 and Form 10-Q for the quarter ended April 30, 2006 which are on file with the Securities and Exchange Commission.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alfred J. Castino (Name)	(415) (Area Code)	507-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the quarter ended July 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Because of the review regarding the Registrant’s stock option grant practices discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the three and nine months ended October 31, 2006.

Autodesk, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 11, 2006	By:	/s/ Alfred J. Castino
	Name:	Alfred J. Castino
	Title:	Senior Vice President and Chief
Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).